UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2026

Commission File Number: 001-40678

EUDA Health Holdings Limited

(Exact Name of Registrant as Specified in its Charter)

60 Kaki Bukit Place, #03-01 Eunos Techpark, Singapore 415979

(Address of Principal Executive Offices and Zip Code)

Registrant’s telephone number, including area code: +65 6327 1110

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

EUDA Health Holdings Limited (“EUDA” or the “Company”) entered into certain Securities Purchase Agreements (the “Securities Purchase Agreements”), dated on or about February 24 and 25, 2026, by and between the Company and the accredited investors named therein for the purchase of an aggregate of 12,500,000 ordinary shares for an aggregate purchase price of $3,750,000 (the “March 2026 Offering”). The ordinary shares were issued and sold pursuant to the Company’s prospectus dated November 4, 2024 and a prospectus supplement dated March 2, 2026 (the “Prospectus Supplement”). The Prospectus Supplement forms a part of the Company’s Registration Statement on Form F-3 (File No. 333-282723), which was filed with the Securities and Exchange Commission on October 18, 2024, as amended on October 30, 2024, and declared effective on November 4, 2024. The Company intends to use the net proceeds from the March 2026 Offering for general corporate purposes, including possible acquisitions or the expansion of its business and working capital.

As previously disclosed, the Company entered into a securities purchase agreement dated as of November 26, 2025 with an accredited investor (the “Purchaser”) for the purchase of a warrant that was immediately exercisable into 2,000,000 newly-issued ordinary shares (the “Warrant”). As previously disclosed, the Warrant was previously amended on each of December 16, 2025 and January 13, 2026. On February 27, 2026, the Company repurchased the Warrant in full for the purchase price of $125,000, and the Warrant was cancelled.

The foregoing description of the Securities Purchase Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of the form of Securities Purchase Agreement, a copy of which is filed as Exhibit 1.1 this Current Report, and incorporated by reference herein.

This Report on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy the ordinary shares nor shall there be any sale of the ordinary shares in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

This Report on Form 6-K is incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-282723) and the prospectus thereof and any prospectus supplements or amendments thereto.

Exhibits

1.1	Form of Securities Purchase Agreement
5.1	Opinion of Conyers Dill & Pearman Pte. Ltd.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Dated: March 2, 2026

EUDA Health Holdings Limited

By:	/s/ Alfred Lim
Alfred Lim
Chief Executive Officer